Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      1
```Exhibit 99.1
Johannesburg, 6 November 2025: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to provide an operating update for the quarter ended 30 September 2025. Comparisons include year-on-year (Q3 2025 on Q3 2024), year-
to-date (YTD) from 1 January 2025 to 30 September 2025, and Q3 2025 compared with the previous Q2 2025 quarter (quarter-on-quarter or Q3-on-Q2) where appropriate. Group financial results are only provided on a six-monthly basis.
SALIENT FEATURES – QUARTER ENDED 30 SEPTEMBER 2025 (Q3 2025)

•Safe production: continued improvement in lagging indicators (YTD TRIFR <4, SIFR of 2.25) but elimination of fatal incidents remains our priority
•Unique exposure to both gold and PGMs, underpinned by improved operational performance, ensures leverage to increasing precious metal prices
–Group adjusted EBITDA (including S45X10 credits), increased by 198% to R9.9bn (US$560m) year-on-year
–Group adjusted EBITDA (excluding S45X10 credits) of R9.5bn (US$541m) was 53% higher Q3-on-Q2
•Operations stable or improving relative to Q3 2024 and H1 2025 and all on track to achieve annual guidance
•SA PGM operations: consistent delivery combined with commendable cost control and 36% higher basket price underpinned earnings
–213% increase in adjusted EBITDA to R5.0bn (US$281m)
•US PGM operations: consistent operational delivery post restructuring optimises value from higher PGM prices
–Adjusted EBITDA of US$33m (R579m) (including US$10m (R181m) S45X10 credits), increased more than 100% year-on-year
•SA gold operations (including DRDGOLD): improved operating performance and 35% higher average gold price
–177% increase in adjusted EBITDA to R3.7bn (US$212m) year-on-year
•US recycling (excl. Metallix) contributed US$27m (R475m) to Group adjusted EBITDA, including US$8m (R148m) S45X10 credit for US PGM recycling
•Decarbonisation strategy advancing - two renewable energy projects achieved commercial operation in 2025, generating 99 GWh energy with direct cost savings of R45m and 107ktCO2e avoided11
KEY STATISTICS – GROUP

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2024	Jun 2025	Sep 2025		KEY STATISTICS		Sep 2025	Jun 2025	Sep 2024
				GROUP
184	596	560	US$m	Adjusted EBITDA[1,8]	Rm	9,872	10,964	3,312
17.96	18.29	17.64	R/US$	Average exchange rate using daily closing rate

TABLE OF CONTENTS	Page	Stock data for the Quarter ended 30 September 2025

Key statistics by region	2	Number of shares in issue
Overview of quarterly operating results	3	- at 30 September 2025	2,830,567,264
Salient features – operational tables – quarterly statistics	8	- weighted average	2,830,567,264
All-in cost (reconciliation) – quarters	12	Free Float	99%
Unit operating cost – quarters	16	Bloomberg/Reuters	SSWSJ/SSWJ.J
Adjusted EBITDA reconciliation – quarters	18	JSE Limited - (SSW)
Non-IFRS measures	19	Price range per ordinary share (High/Low)	R32.64 to R49.57
Administration and corporate information	20	Average daily volume	28,326,857
Disclaimer and forward-looking statements	21
		NYSE - (SBSW); one ADR represents four ordinary shares
		Price range per ADR (High/Low)	US$7.27 to US$11.24
		Average daily volume	8,437,421

Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      2
KEY STATISTICS BY REGION

US dollar						SA rand
Quarter ended						Quarter ended
Sep 2024	Jun 2025	Sep 2025		KEY STATISTICS		Sep 2025	Jun 2025	Sep 2024
				AMERICAS REGION
				US PGM underground operations
111,976	69,133	73,171	oz	2E PGM production[2,3]	kg	2,276	2,150	3,483
983	999	1,184	US$/2Eoz	Average basket price	R/2Eoz	20,886	18,272	17,663
(6)	160	33	US$m	Adjusted EBITDA[8]	Rm	579	2,947	(108)
1,157	1,278	1,165	US$/2Eoz	All-in sustaining cost[4,8,9]	R/2Eoz	20,555	23,375	20,771
				US PGM recycling
81,762	75,153	82,503	oz	3E PGM recycling[2,3]	kg	2,566	2,338	2,543
1,293	1,233	1,319	US$/3Eoz	Average basket price	R/3Eoz	23,267	22,552	23,231
5	125	11	US$m	Adjusted EBITDA[8]	Rm	202	2,307	98
				US Reldan operations
8	11	15	US$m	Adjusted EBITDA[8]	Rm	273	203	149
				SOUTHERN AFRICA (SA) REGION
				PGM operations
473,938	428,129	493,863	oz	4E PGM production[3,5]	kg	15,361	13,316	14,741
1,331	1,489	1,839	US$/4Eoz	Average basket price	R/4Eoz	32,438	27,240	23,909
88	123	281	US$m	Adjusted EBITDA[8]	Rm	4,961	2,251	1,584
1,182	1,271	1,278	US$/4Eoz	All-in sustaining cost[4,8]	R/4Eoz	22,537	23,250	21,228
				Gold operations
179,465	159,082	175,929	oz	Gold produced	kg	5,472	4,948	5,582
2,470	3,249	3,402	US$/oz	Average gold price	R/kg	1,929,491	1,910,621	1,426,290
75	162	212	US$m	Adjusted EBITDA[8]	Rm	3,731	2,998	1,347
2,250	2,466	2,442	US$/oz	All-in sustaining cost[4,8]	R/kg	1,385,189	1,450,218	1,298,923
				EUROPEAN REGION
				Sandouville nickel refinery
2,039	163	—	tNi	Nickel production	tNi	—	163	2,039
(8)	(7)	(7)	US$m	Adjusted EBITDA[8]	Rm	(126)	(129)	(152)
				AUSTRALIAN REGION
				Century zinc retreatment operation
27	26	24	ktZn	Payable zinc production[6]	ktZn	24	26	27
3,093	2,585	2,696	US$/tZn	Average equivalent zinc concentrate price[7]	R/tZn	47,562	47,276	55,553
31	26	28	US$m	Adjusted EBITDA[8]	Rm	486	479	565
1,809	1,787	2,015	US$/tZn	All-in sustaining cost[4,8]	R/tZn	35,539	32,679	32,486
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for any other measure of financial performance and liquidity. For a reconciliation of profit before royalties and tax to adjusted EBITDA, see "Adjusted EBITDA reconciliation - Quarters"
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated to SA rand (rand). In addition to the US PGM operations’
underground production, the operation treats various recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum and rhodium ounces fed to the furnace
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) and measured at the concentrator, and in the US underground operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4See “Salient features and cost benchmarks - Quarters” for the definition of All-in sustaining cost (AISC). The SA PGM All-in sustaining cost excludes the production and costs associated with the purchase of concentrate (PoC) from third parties
5The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters"
6Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
7Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
8Adjusted EBITDA and AISC are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the Non-IFRS metrics presented by Sibanye-Stillwater
9The US PGM operations’ All-in sustaining cost for the quarter ended 30 September 2024 was adjusted to include the Section 45X (S45X) Advance Manufacturing Production Credits. During the
quarter ended 30 June 2025 the US PGM operations recognised R237 million (US$13 million) which related to mining costs for the quarter ended 30 September 2024
10 The adjusted EBITDA for Q3 2025 includes S45X for both the US underground and recycling operations totalling R329 million ($19 million). The adjusted EBITDA for Q2 2025 includes S45X credits for both the US underground and recycling operations for FY2023 (R2.5 billion, US$140 million), FY2024 (R1.9 billion, US$109 million), Q1 2025 (R305 million, US$17 million) and Q2 2025 (R344 million,
US$19 million) totalling R5.1 billion (US$285 million)
11Conversion factor used of 1.08 tCO2e/MWh
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      3
STATEMENT BY RICHARD STEWART, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

This is my first official update to the investment market and to other stakeholders as CEO of Sibanye-Stillwater, since assuming the mantle from Neal Froneman on 1 October 2025. As such, I am really pleased to present this positive operating update for the third quarter of 2025
(Q3 2025) as my inaugural report.
The Group's operating performance for Q3 2025 was pleasing, reflecting greater operational stability post the restructuring undertaken in
2023 and 2024, and with the quarter-on-quarter (Q3-on-Q2) performance reflecting improved operational output and cost control across all our major operations, which are all on track to deliver on annual guidance for 2025. This continued improvement, combined with higher precious metal prices, delivered a significantly enhanced financial performance across the Group, with all operations contributing positively on an operating cost and all-in sustaining cost (AISC) basis, except for the Sandouville refinery which is currently ramping down production to be placed on care and maintenance.
Safe production is our first priority. The improvement in leading and lagging indicators at our operations continued in Q3 2025, reflecting progress in real risk reduction. Several operations are achieving global leading safety rates, reflected in the 2025 year-to-date total recordable injury frequency rate (TRIFR) remaining below 4 and the serious injury frequency rate (SIFR) at 2.25. The positive lagging indicator trends were maintained during Q3 2025, with continued improvements recorded in Group safety indicators when compared to
Q3 2024. The Group SIFR (per million hours worked) for the Q3 2025 of 2.24 improved by 9%, with the lost day injury frequency rate (LDIFR)
of 3.43 and TRIFR of 4.09, improving by 14% and 12%  respectively, year-on-year. The Group fatal injury frequency rate (FIFR) for Q3 2025 improved by 35% (from 0.074 to 0.048) when compared to the corresponding period in 2024.
However, safety for us is not about statistics; it is about eliminating harm. Tragically, during the quarter, we lost two colleagues. The Board and management of Sibanye-Stillwater extend their heartfelt condolences to the families and friends of Mr. Phaswisi Ramaila and Mr.
Brian Hanson, who are deeply mourned. On 26 July 2025, Mr. Hanson, an electrician at the Stillwater mine, was fatally injured after contacting energised switchgear. On 28 August 2025, Mr. Ramaila, a miner at Driefontein Khomanane shaft, sustained serious injuries during a seismic-related fall of ground and sadly passed away on 6 September 2025. Our  commitment to preventing fatalities through our
Fatality elimination strategy is unwavering and remains our highest priority.
The stable operating performance from all Group operations underpinned a strong financial performance, which, combined with increasing commodity prices, resulted in a 198% increase in Group adjusted EBITDA to R9.9 billion (US$560 million), from R3.3 billion (US$184 million) for Q3 2024. Adjusted EBITDA for Q2 2025 of R11.0 billion (US$596 million) includes R4.7 billion (US$266 million) S45X credits for 2023,
2024 and Q1 2025. Adjusted EBITDA for Q2 2025 excluding these credits, of R6.3 billion (US$330 million) was 53% lower than adjusted EBITDA for Q3 2025, illustrating the significant leverage of the Group to higher precious metal prices, which have continued to rise in Q4 2025.
In an uncertain macro economic and socio-political environment, change is inevitable and heightened commodity price volatility should be expected in the near term. Despite the volatility, the outlook for precious metal prices remains constructive for the balance of 2025 and into 2026. The uncertain current macroeconomic and sociopolitical outlook and disruptive global changes are  supportive for gold, the perennial safe haven asset. The recent rally in PGM prices has largely been driven by increased investment demand and restocking, driven by similar macro uncertainty, but longer term are supported by positive market fundamentals.
The SA PGM operations delivered a pleasing production performance which, combined with good cost management, resulted in unit costs increasing by less than mining inflation year-on-year. Unit operating cost increased by 3% year-on-year but was 5% lower Q3-on-Q2, with AISC (excluding purchase of concentrate (PoC)) 6% higher year-on-year but 3% lower Q3-on-Q2. This consistent delivery of safe production and cost management continues to drive the SA PGM operations down the industry cost curve, improving their competitive position relative to industry peers.
On 1 November 2025, Sibanye-Stillwater implemented strategic enhancements to the historical Marikana contract between Lonmin and the Glencore Merafe (GM) Venture, and began implementing the new Chrome Management Agreement (CMA) at our SA PGM
operations, as announced on 19 February 2025. The closure of the GM Venture agreements marked a pivotal step in unlocking long-term value from significant chrome by-product potential at our SA PGM operations, which will further reduce costs and increase operating margins, enhancing the commercial viability, and laying the foundation for long term sustainability, of the SA PGM operations.
Production from the US PGM operations for Q3 2025 was in-line with the planned outcomes of the Q4 2024 restructuring and increased by
6% Q2-on-Q3, with a corresponding decline in unit operating costs. This operating improvement, combined with the Section 45X credits and recent PGM price increases, have contributed to a significant increase in adjusted EBITDA from the US PGM operations. The return to profitability by the US PGM operations validates our decision to restructure these strategic operations in discrete phases since mid-2022.
While the recent increase in PGM prices and S45X credits provide welcome relief for the US PGM operations, management's priority is to assess opportunities to further reduce AISC, targeting US$1,000/2Eoz, in the medium term.
The SA gold operations delivered improved results for Q3 2025, with the Driefontein and Beatrix operations recovering from challenges which affected H1 2025. Production from the Driefontein operation, increased by 21% year-on-year, and by 25% Q3-on-Q2, with AISC benefiting from the increase in production, declining by 2% year-on-year and by 6% Q3-on-Q2. Production from the Beatrix operation improved by 13% Q3-on-Q2, with AISC 8% lower Q3-on-Q2. Significant progress has been made addressing challenges in the Beatrix processing plant, which constrained throughput during H1 2025, affecting processing and sales during Q3 2025. An estimated, 78 kt of ore on surface stockpiles at the end of Q3 2025 is expected to be processed over the next two quarters, boosting gold sales and revenue from the Beatrix operation. Production from the Kloof operation stabilised quarter-on-quarter, following the decision to cease operations at Kloof 7 shaft and reduce exposure to seismically active areas. A sustainable production plan for Kloof is currently under assessment with a revised production profile expected in Q1 2026.
Earnings from the recycling operations benefitted from increased metal prices and, at the US PGM recycling operations, S45X credits, which resulted in the recycling contribution to Group adjusted EBITDA doubling year-on-year. The integration of Metallix and realisation of synergies is expected to further increase the financial contribution from the recycling operations.
Steady production from the Century reprocessing operations, despite the rescheduling of annual plant maintenance from Q4 to Q3 2025 and a favourable price environment, led to a consistent financial contribution from from the Century reprocessing operations, which is expected to be maintained in 2026.
It has been extremely satisfying to advance our renewable energy projects in South Africa, adding 164 MW of capacity year-to-date toward a long-term target of 600 MW, marking a major step towards our target of carbon neutrality by 2040. The Castle Wind Farm
(commissioned in March 2025), with an 89 MW capacity, has generated 140 GWh to date, avoiding 151ktCO₂e and delivering R62 million in savings. During Q3 2025, Sibanye-Stillwater also benefited from its first solar project—the Springbok solar project (operational since
September 2025)—a 150 MW plant, of which Sibanye-Stillwater plans to procure 75 MW for 10 years. Together, these projects delivered
R45 million in Q3 2025 savings and avoided 107ktCO₂e emissions for the quarter, and year to date generated, 156GWh energy, avoided
168ktCO2e emissions and saved R67 million.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      4
The antidumping and countervailing duty petitions on imports of unwrought palladium from Russia filed on 30 July 2025, by Sibanye-
Stillwater and the United Steelworkers, supported by 70% of US palladium industry participants (domestic palladium mining and recycling companies), with the US Department of Commerce and the US International Trade Commission (ITC) is under consideration. A preliminary hearing was held in mid-August, and on 12 September 2025, the ITC issued an unanimous preliminary determination that there is a reasonable indication that the US palladium industry is materially injured by reason of imports of unwrought palladium from Russia. The US
Department of Commerce’s final determination is expected to be announced at the end of March 2026 at the earliest and the ITC hearing to occur in the same timeframe. The ITC’s final phase investigation should conclude in late May 2026. It should be noted that these deadlines may be extended in the event of a prolonged shutdown of the US government.
Operating review
Southern Africa (SA) region
SA PGM operations
The SA PGM operations continue to deliver consistent and reliable operating results. PGM production for Q3 2025 of 493,863 4Eoz
(including attributable production from Mimosa and excluding third-party PoC was 4% higher year-on-year and 15% higher quarter-on-
quarter (Q3-on-Q2). Underground production increased by 8% to 464,803 4Eoz, due to increased production from both the Rustenburg and Marikana operations for Q3 2025, while production from the surface operations declined by 31% to 29,060 4Eoz year-on-year, primarily due to depletion of the Waterval West Tailings Storage Facility, and lower throughput from the ETD1 facility at the Marikana operation, which is reaching the end of life. Third-party PoC production of 17,189 4Eoz was 32% lower, in line with annual contractual agreements.
Unit operating cost for Q3 2025 of R24,094/4Eoz (US$1,366/4Eoz) was 3% higher year-on-year, well within historical annual mining inflation rates. This is particularly pleasing considering the higher tolling costs incurred by the Kroondal operation following the change from a PoC to toll processing arrangement from 1 September 2024. AISC (excluding PoC) increased by 6% year-on-year to R22,537/4Eoz
(US$1,278/4Eoz), primarily due to a 26% increase in sustaining capital expenditure, a significant increase in royalty tax due to higher PGM prices and tolling costs at Kroondal. AISC (excluding PoC) was 3% lower Q3-on-Q2 mainly due to the 15% increase in production, which was partially offset by higher royalty tax, ore reserve development capital and sustaining capital expenditure.
Total capital expenditure for Q3 2025 of R1.5 billion (US$82 million), was 6% higher year-on-year. Sustaining capital increased by 26% to
R656 million (US$37 million) primarily on upgrading the rhodium, iridium and ruthenium plants at the Precious Metals Refinery (PMR). Capital expenditure to upgrade these plants is forecast to continue until 2029. ORD capital expenditure decreased by 7% to R644 million (US$37 million) due to lower off-reef development at the Marikana operation. Growth project capital decreased by 4% to R154 million (US$9 million) as capital for the K4 project tapers down in line with the production build-up.
Adjusted EBITDA for Q3 2025 increased by 213% year-on-year to R5.0 billion (US$281 million), driven by increased production output and a
36% year-on-year increase in the average 4E basket price to R32,438/4Eoz (US$1,839/4Eoz) for Q3 2025.
The average 4E PGM basket price increased by 19% quarter-on-quarter which, coupled with the 20% increase in 4E PGM sold quarter-on-
quarter, resulted in adjusted EBITDA increasing by 120% Q3-on-Q2.
Attributable PGM production from Mimosa for Q3 2025 of 29,646 4Eoz was 6% lower year-on-year. AISC increased by 16% to US$1,327/4Eoz
(R23,410/4Eoz) for Q3 2025 due to lower production, exacerbated by higher royalty tax expenses and lower by-product metal credits, partially offset by the 41% decrease in sustaining capital to US$4 million (R75 million) following the commissioning of the new tailings storage facility in April 2024.
Total chrome production from the SA PGM operations for Q3 2025 of 673kt was 5% lower year-on-year, primarily due to the ETD1 dam nearing the end of its reserve life. Total chrome sales of 514kt for Q3 2025 were 26% lower than sales of 694kt year-on-year, mainly due to loading constraints which resulted in the accumulation of 156kt of stockpile at port that will be sold during Q4 2025. Chrome revenue of
R917 million (US$52 million) for Q3 2025 was 43% lower year-on-year, due to lower sales volumes and a 12% lower average chrome market price of US$270/t for Q3 2025 compared to US$305/t for Q3 2024.
SA gold operations
Production from the SA gold operations (excluding DRDGOLD) for Q3 2025 of 4,281kg (137,637oz), was in line with production for Q3 2024.
As guided in the H1 2025 results, the operating results from the Driefontein and Beatrix operations, having largely addressed the issues which impacted H1 2025, were notably improved Q3-on-Q2. Production of 2,263kg (72,757oz) from the Driefontein underground operation increased by 21% year-on-year and by 25% Q3-on-Q2. Production of 873kg (28,068oz) from the Beatrix operation for Q3 2025 was relatively stable year-on-year (2% lower than for Q3 2024), but was notably improved Q3-on-Q2, increasing by 13%. Throughput constraints at the
Beatrix plant resulted in the accumulation of ore stockpile. By the end of September 2025 approximately 78kt of the stockpiled ore remained, of which approximately 80% is expected to be processed by year-end.
Underground production from the Kloof operation for Q3 2025 of 874kg (28,100oz) was stable compared to Q2 2025, but 19% lower year-
on-year. Production at the Kloof operations stabilised during Q3 2025 following the decision to cease operations at Kloof 7 shaft
(Manyano) and reduce exposure to seismically active areas. These are primarily higher grade VCR stopes at Kloof 1 shaft. While the closure of Kloof 7 shaft was planned for 2025, the suspension of mining, for safety reasons,  in high grade areas impacted by seismicity, will negatively impact the Kloof operations. All opportunities to optimise the mine plan for commercial viability are being considered within the context of our steadfast commitment to safe production practices. The outcome of this Kloof operational replanning exercise will be shared in Q1 2026.
Gold production (including DRDGOLD) for Q3 2025 of 5,472kg (175,929oz) was 2% lower year-on-year, primarily due to a 10% decline in
DRDGOLD production.
Costs for the SA gold operations (excluding DRDGOLD) were well managed despite the challenges. AISC for the SA gold operations
(excluding DRDGOLD) of R1,513,205/kg (US$2,668/oz) for Q3 2025 was 7% higher year-on-year, mainly due to above inflation increases in primary cost drivers such as electricity and water. AISC (including DRDGOLD) of R1,385,189/kg (US$2,442/oz) also increased by 7% year-on-
year, but quarter-on-quarter, AISC was 4% lower, reflecting the improved operating performance in Q3 2025, compared with Q1 and Q2
2025.
The significant leverage of the SA gold operations (excluding DRDGOLD) to the gold price is clearly evident from the 295% (R2.0 billion
(US$112 million)) increase in adjusted EBITDA (excluding DRDGOLD) for Q3 2025 to R2.6 billion (US$150 million,) primarily driven by the 30%
increase in the average rand gold price year-on-year, underpinned by a more stable operational performance. Adjusted EBITDA
(including DRDGOLD) of R3.7 billion (US$212 million) for Q3 2025 increased by 177% year-on-year and by 24% Q3-on-Q2.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      5
This marks the 12th consecutive quarter since Q4 2022, that adjusted EBITDA from the SA gold operations (including DRDGOLD) has been positive for a sustained period. Over that period, the average quarterly gold price increased by 99% from R971,623/kg (US$1,716/oz) for
Q4 2022, to R1,929,491/kg (US$3,402/oz) for Q3 2025. Comparatively, over the same period, adjusted EBITDA from the SA gold operations increased by a factor of 10 (10x) from R371 million (US$21 million) for Q4 2022 to R3.7 billion (US$212 million) for Q3 2025.
Capital expenditure for Q3 2025 (excluding DRDGOLD) of R1.0 billion (US$58 million) was 7% higher than for Q3 2024. ORD increased 10%
to R821 million (US$47 million) and sustaining capital increased by 11% to R202 million (US$11 million) reflecting increased expenditure on winder upgrades, infrastructure and metallurgical plant refurbishment at the Beatrix operation. Capital expenditure from DRDGOLD increased by 165% year-on-year to R833 million (US$47 million), with planned capital investment for the phase 2 expansion of the Far West
Gold Recoveries (FWGR) and recommencement of deposition at Ergo's tailing storage facility accounting for 94% of the total capital expenditure.
The wage negotiations for the South African gold operations are currently in progress and are being conducted under the auspices of the
Commission for Conciliation, Mediation and Arbitration (CCMA).  The previous wage agreement expired in June 2025.
DRDGOLD production decreased to 1,191kg (38,292oz) for Q3 2025, primarily driven by a 9% decline in yield reflecting Ergo’s transition to reclaim lower grade material. Consequently, gold sales decreased by 10% to 1,158kg (37,231oz). AISC increased to R1,045,769/kg
(US$1,844/oz), primarily due to lower gold production and gold sold. The solar power plant and battery energy storage system (BESS)
commissioned on 1 November 2024, is expected to reduce costs in Q4 2025.
Americas (US) region
US PGM operations
Due to the restructuring of the US PGM operations during Q4 2024, Q3 2025 is not directly comparable to Q3 2024 on most measures.
Production for 2025 is forecast to be at the top end of annual guidance, with AISC forecast to be at the bottom-end of the guided range.
The US PGM operations continued to deliver consistent production and cost in line with the planned outcomes of the restructuring implemented in Q4 2024. Mined 2E PGM production of 73,171 2Eoz for Q3 2025 was in line with the restructuring plan, but increased Q3-
on-Q2. Planned restructuring outcomes and 2E PGM sales of 78,340 2Eoz was 5,169 2Eoz higher than produced, due to the release in Q3
2025 of inventory accumulated during the transition to the refurbished EF2 Furnace in Q2 2025.
Costs were well managed, with AISC 1% higher year-on-year and 9% lower Q3-on-Q2, primarily due to higher quarter-on-quarter production, lower capital expenditure and favourable inventory net realisable value adjustments. The US PGM operations generated a positive AISC margin of US$19/2Eoz or 2% compared to average 2E PGM basket price received for Q3 2025, a commendable turnaround year-on-year.
Total capital expenditure decreased by 38% year-on-year to US$22 million (R396 million). ORD capital declined by 36% to US$15 million
(R263 million) and sustaining capital decreased by 43% to US$3 million (R57 million) in line with the restructuring plans Capital expenditure for Q4 2025 is forecast to increase due to delivery of new mining and support fleet during the quarter. In addition, the Stillwater East mine has begun implementing vertical infrastructure development to improve ore handling, which is expected to increase ORD expenditure for
12-to-18 months. This infrastructure development and capital investment is part of the strategic initiative to reduce AISC to US$1,000/2Eoz
(in 2024 real terms) over the medium-term.
Project capital declined to US$4 million (R76 million) from US$7 million (R131 million) year-on-year, focused on the construction of the East
Boulder tailings storage facility.
The restructuring has significantly reduced losses compared with losses incurred in previous periods, and stabilised the financial position of the US PGM operations. This has enabled the realisation of tangible benefits from higher PGM prices and S45X credits.
Underpinned by this solid operational performance, the 20% increase in the average 2E PGM basket price year-on-year to US$1,184/2Eoz
(R20,886/2Eoz) for Q3 2025, resulted in a substantial increase in adjusted EBITDA to US$33 million (R579 million) (including US$10 million (R181 million) S45X credits). This return to profitability for the US PGM operations is a significant turnaround for the US PGM operations, after an extended period of sustained losses, following the palladium price collapse during H1 2023.
US recycling operations
Global automotive market demand has been stable during 2025, with promising signs of increased global vehicle sales recently emerging. The recent rally in PGM prices and recent interest rate cut by the Federal Reserve Bank are other notable factors with positive implications for the recycling industry and margins. While these are encouraging fundamentals, they are expected to take time to translate into any meaningful increase in spent autocatalyst volumes or recycling supply in the medium term.
The US PGM recycling operation's average daily feed of spent autocatalysts for Q3 2025 was 11.2 tonnes per day (tpd), representing a 6%
increase from an average of 10.6 tpd in Q3 2024. This was primarily due to processing of inventory which had built up during Q2 2025 following the transition to the EF2 furnace in Q2 2025 at the Columbus metallurgical facility. Recycling production of 82,503 3Eoz for Q3
2025 was 10% higher than for Q2 2025 as a result, with inventory of approximately 147 tonnes at the end of Q2 2025 declining to approximately 73 tonnes at the end of Q3 2025.
The average 3E PGM recycling basket price of US$1,319/3Eoz (R23,267/3Eoz) for Q3 2025 was 2% higher than Q3 2024. Adjusted EBITDA of
US$11 million (R202 million) for the US PGM recycling operation includes S45X credits of US$8 million (R148 million) for Q3 2025.
For Q3 2025, Reldan processed 4.3 million lb (5.6 million lb for Q3 2024) of mixed scrap and sold 35.2 koz gold (Q3 2024: 31.0 koz), 433.8 koz silver (Q3 2024: 433.0 koz), 5.3 koz platinum (Q3 2024:4.7 koz), 5.7 koz palladium (Q3 2024: 6.6 koz), and 0.8 million lb copper (Q3 2024: 0.8 million lbs). The variance between quarters reflects a strategic decision to recycle less post-consumer electronics recycling, which are high volume but low margin sources, to focus on higher-margin industrial segment sources and other high margin materials. This resulted in a 13% year-on-year growth in the higher-margin industrial segment and an 80% surge in post-consumer jewellery volumes. Revenues rose
51% on a weighted metal ounce sold basis, while tight control of non-metal costs further supported the 87% increase year-on-year in adjusted EBITDA for Q3 2025 to US$15 million (R273 million) and 41% increase in adjusted EBITDA for Q3-on-Q2.
The acquisition of Metallix was successfully concluded on 4 September 2025 for an equity cash purchase consideration of US$78 million
(total purchase consideration of US$129 million on a debt-free basis). No financial information has been included from Metallix for Q3 2025 as management is in the process of assessing the purchase price allocation and incorporating Metallix into its reporting processes.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      6
European (EU) region
Sandouville nickel refinery
At the Sandouville facility in France, selected downstream process areas remained operational to facilitate nickel recovery from diluted solutions generated during the ramp-down. A voluntary redundancy plan for 90 employees has been agreed with the unions and approved by the French authorities. Negotiations for further headcount reductions are ongoing.
An adjusted EBITDA loss of US$7 million (R126 million) was incurred for Q3 2025. The Sandouville refinery is being placed on care and maintenance (C&M), which is scheduled for completion by the end of 2025. Financial losses are forecast to reduce significantly in 2026.
The GalliCam project prefeasibility study is progressing, with completion now forecast for the end of 2026. GalliCam prefeasibility costs of
US$3 million (R49 million) were expensed in Q3 2025 against a forecast of US$11 million (R207 million) for 2025.
Keliber lithium project
The Keliber lithium project continued with final construction activities during Q3 2025. These activities included process electrification, as well as the installation of instrumentation and information and communications technology (ICT) systems. Final equipment installation works and the construction of the tailings storage facility also progressed at the concentrator site.
Capital expenditure for Q3 2025 (including capitalised interest and other capitalised expenditure outside the project's initial forecast scope, such as exploration), of €75 million (R1.5 billion), was consistent with annual guidance of €300 million(R5.9 billion)* for 2025. The project capital expenditure for the construction phase of the project at the end of Q3 2025 is €645 million (R13.1 billion) (excluding capitalised interest and exploration) which remains within the total revised capital forecast of €783 million (R15.9 billion) (2024 real terms, excluding capitalised interest and exploration).
The Keliber lithium project is an advanced stage, fully integrated lithium hydroxide project in the EU region and has been designated a
"Strategic Project" in terms of the EU Critical Raw Materials Act (CRMA). The construction phase of the Keliber lithium project (mine site, concentrator and refinery) is scheduled for completion in H1 2026, with the second phase comprising the hot commissioning of the concentrator and refinery and the commencement of the production build up.
As guided in August 2025 in the H1 2025 results the lithium market has been in surplus since H1 2023, dampening lithium prices and resulting in downward revisions to medium term lithium market fundamentals. As a result, we are currently assessing various scenarios to ensure a responsible start up of the project considering market fundamentals.
* The guidance has been translated where relevant at an average exchange rate of R19.80/€
Australian region
Century zinc retreatment operation
The Century operation delivered another solid, consistent operational performance for Q3 2025 and year to date.
Century operation produced 24 kilotonnes (kt) of payable zinc for Q3 2025, 10% lower than for Q3 2024 as production was impacted by the planned five day annual plant maintenance shutdown, which had previously been conducted in Q4 2024.
Sales of payable zinc for Q3 2025 of 17kt were 16% lower than for Q3 2024, primarily due to the timing of shipments (Q3 2024: 20kt). AISC for Q3 2025 of US$2,015/tZn (R35,539/tZn) increased by 11% compared to Q3 2024 of US$1,809/tZn (R32,559/tZn), primarily due to lower payable zinc production. Sustaining capital for Q3 2025 was US$1 million (R11 million) due to completion of a number of projects during the annual maintenance shutdown.
The decrease in payable zinc sales due to the plant maintenance and timing of shipments, together with the 13% lower zinc concentrate price year-on-year, resulted in a 12% decrease in adjusted EBITDA to US$28 million (R486 million) for Q3 2025.
The strong operational and financial performance year-to-date, coupled with continued favourable A$ zinc prices, low treatment charges, and shipments scheduled to reduce inventory levels by year end supports a positive final quarter outlook for the Century operation.
Options to leverage the existing infrastructure (processing plant, pipeline, and port facilities) and extend the life of the assets beyond the current zinc retreatment operations continue to be actively explored. This includes opportunities to potentially utilise the Century infrastructure to access the extensive, largely undeveloped phosphate resources in the region.
Mt Lyell copper project
The Mt Lyell feasibility study (AACE Class 2 Estimate) is progressing well and is expected to be completed during Q4 2025.
OPERATING GUIDANCE FOR 2025*
Annual operating guidance is unchanged with all operations anticipated to meet guidance for 2025 as in the table below. The US PGM operations are expected to be at, or exceed, the upper end of the production range and the lower end of the AISC range.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      7

2025 Annual guidance		Production	All-in sustaining cost	Total capital
US region	US PGM operations (2E mined)	255 - 270 koz	US$1,420 - 1,460/2E oz1 Incl. S45X credit: US$1,320 – 1,360/2E oz	US$100m - US$110m (R1.8bn – R2bn)[2]
	US PGM recycling (3E)	300 - 350 koz	n/a	US$1.5m (R27m)²
	Reldan recycling (e-waste and industrial waste)	Gold 120 - 130 koz Silver 2 - 2.3 moz 3E PGM 35 - 40 koz Copper 3.0 - 3.2 mlbs	n/a	US$2.8m (R51m)²
SA region	SA PGM operations (4E PGMs)	1.75 - 1.85 moz[3,4]	R23,500 - 24,500/4E oz (US$1,288 -1,343/4E oz)²	R6.5bn (US$356m)² (incl. R1.4bn (US$78m) for project capital)
	SA gold operations (excl. DRDGOLD)	15,000 - 16,000kg (480 -514 koz)	R1,450k - 1,550k/kg (US$2,473 - 2,643/oz)²	R3.5bn (US$192m)²
EU region	Sandouville nickel refinery[5]	n/a	n/a	GalliCam study cost €10m (R198m)²
	Keliber lithium project	n/a	n/a	€300m (R5.9bn)[2]
AUS region	Century zinc operations	88.3k – 97.8k tonnes (payable)	A$3,400-3,700/t (R39,678 - 43,179/t)² (US$2,175 - 2,367/t)²	A$8m (US$5.7m/R93m)²
	Mount Lyell copper mine[6] (under feasibility study)	n/a	n/a	A$6m (US$4.3/R70m)²

Source: Company forecasts, Note: Guidance does not take into account the impact of unplanned events
*  As at 28 August 2025
1.US PGM AISC are impacted by tax and royalties paid based on PGM prices, current guidance was based on spot 2E PGM prices of US$950/oz
2.Estimates are converted at an exchange rate of R18.24/US$, R19.80/€ and R11.67/A$
3.SA PGM operations production guidance includes third party POC and 50% attributable production from Mimosa
4.SA PGM operations AISC excludes the purchase cost of third party POC and Mimosa costs and capital (equity accounted) and attributable production for both
5.The ramp down and preparation for care and maintenance will be complete by year end. The GalliCam prefeasibility study is being conducted to evaluate the viability of producing pCAM and is expected to be completed around the end of 2026. The GalliCam study cost excludes the care and maintenance costs of the refinery
6.Mount Lyell was an operating copper mine which closed and is currently under care and maintenance. The feasibility study is expected to be completed during Q4
2025
CLARIFICATION IN RESPECT OF THE REVISED EARNINGS PER SHARE AND HEADLINE EARNINGS PER SHARE FOR THE 6 MONTHS ENDED 30 JUNE
2024
Sibanye-Stillwater wishes to clarify the revisions made to loss attributable to owners of Sibanye-Stillwater (loss), earnings per share (EPS) and headline earnings per share (HEPS) for the six months ended 30 June 2024 (H1 2024), as disclosed in the Operating and Financial Results released on the Stock Exchange News Service (SENS) on 21 February 2025.
During the six months period ended 31 December 2024, the loss, EPS and consequentially, the HEPS for H1 2024 were revised from that previously reported in the Operating and Financial Results for H1 2024 and released on SENS on 12 September 2024. These revisions resulted from additional information obtained within 12 months from the acquisition date in respect of the Reldan business combination, in accordance with IFRS 3, Business Combinations.
The fair value gain relating to the metal borrowing liability assumed in the business combination was revised by R137 million, due to changes in the acquisition value of this liability. Gain/loss on financial instruments for H1 2024 changed from R1,359 million (as reported on
12 September 2024) to R1,496 million (as reported on 21 February 2025). This change was also detailed in note 10.1 to the condensed consolidated financial statements for the year ended 31 December 2024.
Accordingly, the loss and EPS for H1 2024 were revised from R7,472 million to R7,335 million, and 264 cents per share (loss) to 259 cents per share (loss), respectively. Consequently, the HEPS for H1 2024 were also revised from 5 cents per share to 10 cents per share.
For more information, refer to the announcement on 21 February 2025 available on the website 2024 results page or at the direct download link 2024 year-end results book.
RICHARD STEWART
CHIEF EXECUTIVE OFFICER
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      8
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS

US and SA PGM operations

			US PGM operations	Total SA PGM operations[2]			Rustenburg including Kroondal[10]		Marikana[2]		Plat Mile	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Attribu- table
Production
Tonnes milled/treated	kt	Sep 2025	198	10,343	5,283	5,061	3,152	1,407	1,760	960	2,694	370
		Jun 2025	181	9,101	4,612	4,490	2,711	1,322	1,525	841	2,327	375
		Sep 2024	313	9,750	4,879	4,871	2,831	1,337	1,674	1,043	2,490	375
Plant head grade	g/t	Sep 2025	12.73	2.12	3.23	0.96	2.97	1.15	3.67	1.36	0.72	3.39
		Jun 2025	12.73	2.08	3.21	0.92	2.90	1.07	3.72	1.24	0.71	3.39
		Sep 2024	12.47	2.07	3.24	0.90	2.90	1.03	3.78	1.07	0.76	3.39
Plant recoveries	%	Sep 2025	90.61	70.05	84.73	18.60	84.77	22.55	86.68	20.52	13.98	73.42
		Jun 2025	90.44	70.34	84.30	20.27	84.26	28.98	86.29	19.71	13.43	75.28
		Sep 2024	89.17	73.04	84.91	30.05	84.91	46.22	86.72	26.32	20.45	76.88
Yield	g/t	Sep 2025	11.53	1.49	2.74	0.18	2.52	0.26	3.18	0.28	0.10	2.49
		Jun 2025	11.51	1.46	2.71	0.19	2.44	0.31	3.21	0.24	0.10	2.55
		Sep 2024	11.12	1.51	2.75	0.27	2.46	0.48	3.28	0.28	0.16	2.61
PGM production[3]	4Eoz - 2Eoz	Sep 2025	73,171	493,863	464,803	29,060	255,126	11,731	180,031	8,612	8,717	29,646
		Jun 2025	69,133	428,129	401,210	26,919	212,980	13,176	157,434	6,609	7,134	30,796
		Sep 2024	111,976	473,938	431,584	42,354	223,770	20,465	176,406	9,448	12,441	31,408
PGM sold[4]	4Eoz - 2Eoz	Sep 2025	78,340	457,197			195,282	13,760	200,872		8,717	38,566
		Jun 2025	75,356	381,761			165,943	13,383	175,651		7,134	19,650
		Sep 2024	99,948	421,351			183,826	18,741	176,100		12,441	30,243
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Sep 2025	20,886	32,438			32,732	29,629	32,387		29,929	29,172
		Jun 2025	18,272	27,240			27,501	24,748	27,220		25,253	25,152
		Sep 2024	17,663	23,909			24,131	22,382	23,960		22,165	21,937
	US$/4Eoz - US$/2Eoz	Sep 2025	1,184	1,839			1,856	1,680	1,836		1,697	1,654
		Jun 2025	999	1,489			1,504	1,353	1,488		1,381	1,375
		Sep 2024	983	1,331			1,344	1,246	1,334		1,234	1,221
Operating cost[7,9]	R/t	Sep 2025	6,706	1,122			1,942	197	1,684		77	1,881
		Jun 2025	7,653	1,149			1,984	269	1,740		75	1,830
		Sep 2024	6,232	1,108			1,923	277	1,616		75	1,710
	US$/t	Sep 2025	380	64			110	11	95		4	107
		Jun 2025	418	63			108	15	95		4	100
		Sep 2024	347	62			107	15	90		4	95
	R/4Eoz - R/2Eoz	Sep 2025	18,122	24,094			23,988	23,613	24,279		23,861	23,511
		Jun 2025	20,006	25,233			25,251	26,943	25,103		24,530	22,308
		Sep 2024	17,431	23,481			24,324	18,080	23,626		15,031	20,409
	US$/4Eoz - US$/2Eoz	Sep 2025	1,027	1,366			1,360	1,339	1,376		1,353	1,333
		Jun 2025	1,094	1,380			1,381	1,473	1,373		1,341	1,220
		Sep 2024	971	1,307			1,354	1,007	1,315		837	1,136
All-in sustaining cost[7,8,9]	R/4Eoz - R/2Eoz	Sep 2025	20,555	22,537			23,241		21,697		19,961	23,410
		Jun 2025	23,375	23,250			23,568		23,122		15,980	23,347
		Sep 2024	20,771	21,228			21,238		22,265		5,546	20,600
	US$/4Eoz - US$/2Eoz	Sep 2025	1,165	1,278			1,318		1,230		1,132	1,327
		Jun 2025	1,278	1,271			1,289		1,264		874	1,277
		Sep 2024	1,157	1,182			1,183		1,240		309	1,147
All-in cost[7,8,9]	R/4Eoz - R/2Eoz	Sep 2025	21,716	22,869			23,297		22,434		19,961	23,410
		Jun 2025	24,836	23,668			23,656		24,012		15,980	23,347
		Sep 2024	21,994	21,610			21,238		23,163		5,707	20,600
	US$/4Eoz - US$/2Eoz	Sep 2025	1,231	1,296			1,321		1,272		1,132	1,327
		Jun 2025	1,358	1,294			1,293		1,313		874	1,277
		Sep 2024	1,225	1,203			1,183		1,290		318	1,147
Capital expenditure[5]
Ore reserve development	Rm	Sep 2025	263	644			203		441		—	—
		Jun 2025	294	547			174		373		—	—
		Sep 2024	418	692			194		498		—	—
Sustaining capital	Rm	Sep 2025	57	656			367		278		11	75
		Jun 2025	75	649			288		356		5	76
		Sep 2024	102	521			318		198		5	129
Project capital	Rm	Sep 2025	76	154			15		139		—	—
		Jun 2025	94	165			20		145		—	—
		Sep 2024	131	161			—		159		2	—
Total capital expenditure	Rm	Sep 2025	396	1,454			585		858		11	75
		Jun 2025	463	1,361			482		874		5	76
		Sep 2024	651	1,374			512		855		7	129
	US$m	Sep 2025	22	82			33		49		1	4
		Jun 2025	25	74			26		48		—	4
		Sep 2024	36	77			29		48		—	7
Average exchange rate for the quarters ended 30 September 2025, 30 June 2025 and 30 September 2024 was R17.64/US$, R18.29/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated into rand. In addition to the US PGM operations’
underground production, the operation treats recycling material which is excluded from the statistics shown above
2Total SA PGM operation and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and
AIC excluding third party PoC for Total SA PGM operations and Marikana – Quarters”
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      9
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) and measured at the concentrator, and in the US underground operations is principally platinum and palladium, referred to as 2E (2PGM)
4PGM sold includes the third party PoC ounces sold
5Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro-forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of
Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
9The US PGM operations’ operating cost, AISC and AIC for the quarter ended 30 September 2024 was adjusted to include the Section 45X (S45X) Advance Manufacturing Production Credits.
During the quarter ended 30 June 2025 the US PGM operations recognised R237 million (US$13 million)which relates to mining costs for the quarter ended 30 September 2024
10Rustenburg is now presented to include the underground production and costs for Kroondal for all metrics relating to the quarter ended 30 September 2024
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      10
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

SA gold operations

SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Sep 2025	8,408	864	7,544	296	—	237	74	332	—	989	6,481
		Jun 2025	8,786	774	8,012	282	—	189	130	303	1	1,230	6,651
		Sep 2024	8,995	929	8,066	308	4	289	337	332	16	1,162	6,547
Yield	g/t	Sep 2025	0.65	4.64	0.19	7.66	—	3.68	0.73	2.63	—	0.22	0.18
		Jun 2025	0.56	4.48	0.18	6.43	—	4.67	0.30	2.55	—	0.22	0.18
		Sep 2024	0.62	4.13	0.22	6.07	0.26	3.73	0.33	2.68	0.19	0.27	0.20
Gold produced	kg	Sep 2025	5,472	4,010	1,462	2,263	—	874	54	873	—	217	1,191
		Jun 2025	4,948	3,469	1,479	1,814	—	884	39	771	—	267	1,173
		Sep 2024	5,582	3,835	1,747	1,869	1	1,079	112	887	3	312	1,319
	oz	Sep 2025	175,929	128,924	47,004	72,757	—	28,100	1,736	28,068	—	6,977	38,292
		Jun 2025	159,082	111,531	47,551	58,321	—	28,421	1,254	24,788	—	8,584	37,713
		Sep 2024	179,465	123,298	56,167	60,090	32	34,691	3,601	28,518	96	10,031	42,407
Gold sold	kg	Sep 2025	5,361	3,911	1,450	2,258	—	831	30	822	—	262	1,158
		Jun 2025	4,811	3,399	1,412	1,672	—	955	71	772	—	199	1,142
		Sep 2024	5,386	3,654	1,732	1,732	1	1,064	128	858	3	311	1,289
	oz	Sep 2025	172,360	125,742	46,619	72,596	—	26,717	965	26,428	—	8,423	37,231
		Jun 2025	154,677	109,280	45,397	53,756	—	30,704	2,283	24,820	—	6,398	36,716
		Sep 2024	173,164	117,479	55,685	55,685	32	34,208	4,115	27,585	96	9,999	41,442
Price and costs
Gold price received	R/kg	Sep 2025	1,929,491			1,857,396		1,744,483		1,843,066		1,908,397	1,947,323
		Jun 2025	1,910,621			1,842,703		1,769,981		1,830,311		1,924,623	1,929,072
		Sep 2024	1,426,290			1,408,540		1,396,812		1,412,311		1,430,868	1,431,342
	US$/oz	Sep 2025	3,402			3,275		3,076		3,250		3,365	3,434
		Jun 2025	3,249			3,134		3,010		3,113		3,273	3,281
		Sep 2024	2,470			2,439		2,419		2,446		2,478	2,479
Operating cost[1]	R/t	Sep 2025	757	5,435	221	7,055	—	6,435	282	3,276	—	450	186
		Jun 2025	685	5,720	198	6,691	—	7,801	323	3,514	—	325	172
		Sep 2024	691	4,794	218	6,047	—	5,063	433	3,397	387	348	184
	US$/t	Sep 2025	43	308	13	400	—	365	16	186	—	26	11
		Jun 2025	37	313	11	366	—	427	18	192	—	18	9
		Sep 2024	38	267	12	337	—	282	24	189	22	19	10
	R/kg	Sep 2025	1,163,743	1,171,571	1,142,271	921,343	—	1,747,140	388,889	1,243,986	—	2,050,691	1,010,915
		Jun 2025	1,216,047	1,276,737	1,073,698	1,040,243	—	1,671,946	1,076,923	1,380,026	—	1,498,127	976,982
		Sep 2024	1,113,042	1,161,147	1,007,441	996,790	—	1,356,812	1,303,571	1,269,448	2,000,000	1,298,077	912,055
	US$/oz	Sep 2025	2,052	2,066	2,014	1,625	—	3,081	686	2,193	—	3,616	1,782
		Jun 2025	2,068	2,171	1,826	1,769	—	2,843	1,831	2,347	—	2,548	1,661
		Sep 2024	1,928	2,011	1,745	1,726	—	2,350	2,258	2,198	3,464	2,248	1,580
All-in sustaining cost[1,2]	R/kg	Sep 2025	1,385,189			1,267,936		2,119,628		1,397,810		1,988,550	1,045,769
		Jun 2025	1,450,218			1,343,301		1,959,064		1,524,611		1,773,869	1,079,685
		Sep 2024	1,298,923			1,298,327		1,614,094		1,384,437		1,369,775	931,730
	US$/oz	Sep 2025	2,442			2,236		3,737		2,465		3,506	1,844
		Jun 2025	2,466			2,284		3,332		2,593		3,017	1,836
		Sep 2024	2,250			2,248		2,795		2,398		2,372	1,614
All-in cost[1,2]	R/kg	Sep 2025	1,533,483			1,267,936		2,119,628		1,397,810		1,988,550	1,721,071
		Jun 2025	1,600,707			1,343,301		1,959,064		1,524,611		1,773,869	1,706,655
		Sep 2024	1,360,750			1,298,327		1,614,094		1,384,437		1,369,775	1,145,849
	US$/oz	Sep 2025	2,704			2,236		3,737		2,465		3,506	3,035
		Jun 2025	2,722			2,284		3,332		2,593		3,017	2,902
		Sep 2024	2,357			2,248		2,795		2,398		2,372	1,984
Capital expenditure
Ore reserve development	Rm	Sep 2025	821			473		281		67		—	—
		Jun 2025	696			417		225		54		—	—
		Sep 2024	747			452		240		55		—	—
Sustaining capital	Rm	Sep 2025	253			112		64		26		—	51
		Jun 2025	313			99		61		32		—	121
		Sep 2024	220			106		60		16		—	38
Project capital[3]	Rm	Sep 2025	786			—		—		—		—	782
		Jun 2025	716			—		—		—		—	716
		Sep 2024	309			—		—		—		—	276
Total capital expenditure	Rm	Sep 2025	1,860			585		345		93		—	833
		Jun 2025	1,725			516		286		86		—	837
		Sep 2024	1,276			558		300		71		—	314
	US$m	Sep 2025	105			33		20		5		—	47
		Jun 2025	94			28		16		5		—	46
		Sep 2024	71			31		17		4		—	17
Average exchange rates for the quarters ended 30 September 2025, 30 June 2025 and 30 September 2024 was R17.64/US$, R18.29/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Project capital expenditure for the quarters ended 30 September 2025 and 30 September 2024 was R4 million (US$0 million) and R33 million (US$2 million) respectively, the majority of which related to the Burnstone project (zero for the quarter ended June 2025)
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      11
SALIENT FEATURES AND COST BENCHMARKS – QUARTERS (continued)

Australian operations

Century zinc retreatment operation
Production
Ore mined and processed	kt	Sep 2025	2,063
		Jun 2025	2,114
		Sep 2024	2,207
Zinc ore grade processed	%	Sep 2025	2.87
		Jun 2025	2.91
		Sep 2024	3.01
Plant recoveries	%	Sep 2025	49.97
		Jun 2025	51.77
		Sep 2024	50.07
Concentrate produced[1]	kt	Sep 2025	64
		Jun 2025	68
		Sep 2024	74
Concentrate zinc grade[2]	%	Sep 2025	46.11
		Jun 2025	47.00
		Sep 2024	44.69
Zinc in concentrate produced[3]	kt	Sep 2025	30
		Jun 2025	32
		Sep 2024	33
Payable zinc production[4]	kt	Sep 2025	24
		Jun 2025	26
		Sep 2024	27
Payable zinc sales[5]	kt	Sep 2025	17
		Jun 2025	36
		Sep 2024	20
Price and costs
Average equivalent zinc concentrate price[6]	R/tZn	Sep 2025	47,562
		Jun 2025	47,276
		Sep 2024	55,553
	US$/tZn	Sep 2025	2,696
		Jun 2025	2,585
		Sep 2024	3,093
All-in sustaining cost[7,8]	R/tZn	Sep 2025	35,539
		Jun 2025	32,679
		Sep 2024	32,486
	US$/tZn	Sep 2025	2,015
		Jun 2025	1,787
		Sep 2024	1,809
All-in cost[7,8]	R/tZn	Sep 2025	36,560
		Jun 2025	32,943
		Sep 2024	32,559
	US$/tZn	Sep 2025	2,073
		Jun 2025	1,801
		Sep 2024	1,813
Capital expenditure
Sustaining capital	Rm	Sep 2025	11
		Jun 2025	8
		Sep 2024	30
Project capital	Rm	Sep 2025	25
		Jun 2025	7
		Sep 2024	—
Total capital expenditure	Rm	Sep 2025	36
		Jun 2025	15
		Sep 2024	30
	US$m	Sep 2025	2
		Jun 2025	1
		Sep 2024	2
Average exchange rates for the quarters ended 30 September 2025, 30 June 2025 and 30 September 2024 was R17.64/US$, R18.29/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
2Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
3Zinc in concentrate produced is the zinc metal contained in the concentrate produced
4Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
5Payable zinc sales is the payable quantity of zinc metal sold after applying smelter content deductions
6Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc sales
7All-in sustaining costs and all-in costs are not measures of performance under IFRS and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. All-in sustaining costs and All-in costs are considered pro forma performance measures under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Quarters”
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      12
ALL-IN COSTS – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US PGM operations[1]	Total SA PGM operations[2]	Rustenburg including Kroondal	Marikana[2]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Sep 2025	1,259	10,919	5,435	5,257	227	926	(926)
		Jun 2025	(1,406)	10,309	4,711	5,366	232	501	(501)
		Sep 2024	2,033	10,514	5,442	4,839	233	642	(642)
Section 45X credit adjustment[7]		Sep 2025	—	—	—	—	—	—	—
		Jun 2025	2,654	—	—	—	—	—	—
		Sep 2024	(237)	—	—	—	—	—	—
Royalties		Sep 2025	—	267	229	38	—	51	(51)
		Jun 2025	—	53	49	4	—	23	(23)
		Sep 2024	—	37	10	27	—	36	(36)
Carbon tax		Sep 2025	—	1	—	1	—	—	—
		Jun 2025	—	1	—	1	—	—	—
		Sep 2024	—	—	—	—	—	—	—
Community costs		Sep 2025	—	67	21	46	—	—	—
		Jun 2025	—	69	20	49	—	—	—
		Sep 2024	—	53	34	20	—	—	—
Inventory change		Sep 2025	67	1,220	1,179	41	—	(229)	229
		Jun 2025	135	746	1,311	(565)	—	186	(186)
		Sep 2024	156	984	702	282	—	(1)	1
Share-based payments[4]		Sep 2025	18	47	27	26	1	—	—
		Jun 2025	32	41	19	21	—	—	—
		Sep 2024	26	34	19	14	—	—	—
Rehabilitation interest and amortisation[5]		Sep 2025	8	47	37	10	—	2	(2)
		Jun 2025	9	48	37	11	—	2	(2)
		Sep 2024	11	20	21	(1)	—	2	(2)
Leases		Sep 2025	—	12	5	7	—	—	—
		Jun 2025	1	13	5	8	—	—	—
		Sep 2024	1	13	5	8	—	—	—
Ore reserve development		Sep 2025	263	644	203	441	—	—	—
		Jun 2025	294	547	174	373	—	—	—
		Sep 2024	418	692	194	498	—	—	—
Sustaining capital expenditure		Sep 2025	57	656	367	278	11	75	(75)
		Jun 2025	75	649	288	356	5	76	(76)
		Sep 2024	102	521	318	198	5	129	(129)
Less: By-product credit		Sep 2025	(168)	(2,919)	(1,301)	(1,553)	(65)	(131)	131
		Jun 2025	(178)	(2,810)	(1,284)	(1,403)	(123)	(69)	69
		Sep 2024	(184)	(2,965)	(1,558)	(1,238)	(169)	(161)	161
Total All-in-sustaining costs[6]		Sep 2025	1,504	10,961	6,202	4,592	174	694	(694)
		Jun 2025	1,616	9,666	5,330	4,221	114	719	(719)
		Sep 2024	2,326	9,903	5,187	4,647	69	647	(647)
Plus: Corporate cost, growth and capital expenditure		Sep 2025	85	154	15	139	—	—	—
		Jun 2025	101	166	20	146	—	—	—
		Sep 2024	137	169	—	167	2	—	—
Total All-in-costs[6]		Sep 2025	1,589	11,115	6,217	4,731	174	694	(694)
		Jun 2025	1,717	9,832	5,350	4,367	114	719	(719)
		Sep 2024	2,463	10,072	5,187	4,814	71	647	(647)
PGM production	4Eoz - 2Eoz	Sep 2025	73,171	511,052	266,857	205,832	8,717	29,646	—
		Jun 2025	69,133	446,170	226,156	182,084	7,134	30,796	—
		Sep 2024	111,976	499,056	244,235	210,972	12,441	31,408	—
	kg	Sep 2025	2,276	15,895	8,300	6,402	271	922	—
		Jun 2025	2,150	13,877	7,034	5,663	222	958	—
		Sep 2024	3,483	15,522	7,597	6,562	387	977	—
All-in-sustaining cost[6]	R/4Eoz - R/2Eoz	Sep 2025	20,555	22,769	23,241	22,309	19,961	23,410	—
		Jun 2025	23,375	23,271	23,568	23,182	15,980	23,347	—
		Sep 2024	20,771	21,176	21,238	22,027	5,546	20,600	—
	US$/4Eoz - US$/2Eoz	Sep 2025	1,165	1,291	1,318	1,265	1,132	1,327	—
		Jun 2025	1,278	1,272	1,289	1,267	874	1,277	—
		Sep 2024	1,157	1,179	1,183	1,226	309	1,147	—
All-in-cost[6]	R/4Eoz - R/2Eoz	Sep 2025	21,716	23,089	23,297	22,985	19,961	23,410	—
		Jun 2025	24,836	23,670	23,656	23,983	15,980	23,347	—
		Sep 2024	21,994	21,538	21,238	22,818	5,707	20,600	—
	US$/4Eoz - US$/2Eoz	Sep 2025	1,231	1,309	1,321	1,303	1,132	1,327	—
		Jun 2025	1,358	1,294	1,293	1,311	874	1,277	—
		Sep 2024	1,225	1,199	1,183	1,271	318	1,147	—
Average exchange rates for the quarters ended 30 September 2025, 30 June 2025 and 30 September 2024 was R17.64/US$, R18.29/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated into SA rand. In addition to the US PGM operations’
underground production, the operation processes various recycling material, which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown. The US Reldan operations cost and performance are also excluded from the above table
2Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and
AIC excluding third party PoC for Total SA PGM operations and Marikana – Quarters”
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at grant date and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      13
6All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce and All-in cost per ounce are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced (excluding Mimosa) in the same period
7The Inflation Reduction Act Section 45X Advanced Manufacturing Production Credit provides credits to the US PGM operations equal to 10% of production costs incurred for critical minerals produced and sold after December 31, 2022. During the quarter ended 30 June 2025 the US PGM operations recognised R237 million (US$13 million) which relates to mining costs for the quarter ended 30 September 2024. Although the amount was recognised as a credit against the 30 June 2025 cost of sales, management believes that the cost of sales for the period ended 30 June
2025 should be adjusted with the 2023 and 2024 credits against the period when the mining costs were accrued. It is expected that, because the required certification requirements were addressed in June 2025, the recognition of the credits will now match the related mining cost accruals. Accordingly, total All-in-sustaining costs and total All-in-costs were adjusted to reflect the appropriate amounts which relates to the periods presented above
ALL-IN COSTS – QUARTERS (continued)

Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Quarters
		Total SA PGM operations			Marikana
	Rm	Sep 2025	Jun 2025	Sep 2024	Sep 2025	Jun 2025	Sep 2024
Cost of sales, before amortisation and depreciation as reported per table above		10,919	10,309	10,514	5,257	5,366	4,839
Inventory change as reported per table above		1,220	746	984	41	(565)	282
Less: Chrome cost of sales		(306)	(464)	(498)	(70)	(118)	(121)
Total operating cost including third party PoC		11,833	10,591	11,000	5,228	4,683	5,000
Less: Purchase cost of PoC		(648)	(565)	(609)	(648)	(565)	(609)
Total operating cost excluding third party PoC		11,185	10,026	10,391	4,580	4,118	4,391

PGM production as reported per table above	4Eoz- 2Eoz	511,052	446,170	499,056	205,832	182,084	210,972
Less: Mimosa production		(29,646)	(30,796)	(31,408)	—	—	—
PGM production excluding Mimosa		481,406	415,374	467,648	205,832	182,084	210,972
Less: PoC production		(17,189)	(18,041)	(25,118)	(17,189)	(18,041)	(25,118)
PGM production excluding Mimosa and third party PoC		464,217	397,333	442,530	188,643	164,043	185,854

PGM production including Mimosa and excluding third party PoC		493,863	428,129	473,938	188,643	164,043	185,854

Tonnes milled/treated	kt	10,343	9,101	9,750	2,720	2,366	2,717
Less: Mimosa tonnes		(370)	(375)	(375)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		9,973	8,726	9,375	2,720	2,366	2,717
Operating cost including third party PoC	R/4Eoz-R/2Eoz	24,580	25,498	23,522	25,399	25,719	23,700
	US$/4Eoz-US$/2Eoz	1,393	1,394	1,310	1,440	1,406	1,320
	R/t	1,187	1,214	1,173	1,922	1,979	1,840
	US$/t	67	66	65	109	108	102
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	24,094	25,233	23,481	24,279	25,103	23,626
	US$/4Eoz-US$/2Eoz	1,366	1,380	1,307	1,376	1,373	1,315
	R/t	1,122	1,149	1,108	1,684	1,740	1,616
	US$/t	64	63	62	95	95	90

Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana - Quarters
		Total SA PGM operations			Marikana
	Rm	Sep 2025	Jun 2025	Sep 2024	Sep 2025	Jun 2025	Sep 2024
Total All-in-sustaining cost as reported per table above		10,961	9,666	9,903	4,592	4,221	4,647
Less: Purchase cost of PoC		(648)	(565)	(609)	(648)	(565)	(609)
Add: By-product credit of PoC		149	137	100	149	137	100
Total All-in-sustaining cost excluding third party PoC		10,462	9,238	9,394	4,093	3,793	4,138
Plus: Corporate cost, growth and capital expenditure		154	166	169	139	146	167
Total All-in-cost excluding third party PoC		10,616	9,404	9,563	4,232	3,939	4,305

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	464,217	397,333	442,530	188,643	164,043	185,854

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	22,537	23,250	21,228	21,697	23,122	22,265
	US$/4Eoz-US$/2Eoz	1,278	1,271	1,182	1,230	1,264	1,240

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	22,869	23,668	21,610	22,434	24,012	23,163
	US$/4Eoz-US$/2Eoz	1,296	1,294	1,203	1,272	1,313	1,290
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      14
ALL-IN COSTS – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			SA OPERATIONS
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Sep 2025	6,218	2,130	1,454	992	489	1,153	—
		Jun 2025	5,900	1,739	1,700	1,031	321	1,109	—
		Sep 2024	5,915	1,675	1,598	1,080	404	1,158	—
Royalties		Sep 2025	38	135	8	38	2	—	(145)
		Jun 2025	(17)	(18)	10	33	2	—	(44)
		Sep 2024	28	12	8	6	2	—	—
Carbon tax		Sep 2025	(4)	—	—	(4)	—	—	—
		Jun 2025	—	—	—	—	—	—	—
		Sep 2024	—	—	—	—	—	—	—
Community costs		Sep 2025	7	—	—	—	—	7	—
		Jun 2025	4	—	—	—	—	4	—
		Sep 2024	2	—	—	—	—	2	—
Share-based payments[2]		Sep 2025	31	7	6	5	1	12	—
		Jun 2025	24	6	4	4	1	9	—
		Sep 2024	36	10	11	7	—	7	1
Rehabilitation interest and amortisation[3]		Sep 2025	59	6	10	22	29	(10)	2
		Jun 2025	58	5	10	21	29	(9)	2
		Sep 2024	49	(1)	6	26	20	(4)	2
Leases		Sep 2025	8	—	2	3	—	3	—
		Jun 2025	8	—	2	3	—	3	—
		Sep 2024	9	—	2	3	—	4	—
Ore reserve development		Sep 2025	821	473	281	67	—	—	—
		Jun 2025	696	417	225	54	—	—	—
		Sep 2024	747	452	240	55	—	—	—
Sustaining capital expenditure		Sep 2025	253	112	64	26	—	51	—
		Jun 2025	313	99	61	32	—	121	—
		Sep 2024	220	106	60	16	—	38	—
Less: By-product credit		Sep 2025	(5)	—	—	—	—	(5)	—
		Jun 2025	(9)	(2)	(2)	(1)	—	(4)	—
		Sep 2024	(10)	(4)	(1)	(1)	—	(4)	—
Total All-in-sustaining costs[4]		Sep 2025	7,426	2,863	1,825	1,149	521	1,211	(143)
		Jun 2025	6,977	2,246	2,010	1,177	353	1,233	(42)
		Sep 2024	6,996	2,250	1,924	1,192	426	1,201	3
Plus: Corporate cost, growth and capital expenditure		Sep 2025	795	—	—	—	—	782	13
		Jun 2025	724	—	—	—	—	716	8
		Sep 2024	333	—	—	—	—	276	57
Total All-in-costs[4]		Sep 2025	8,221	2,863	1,825	1,149	521	1,993	(130)
		Jun 2025	7,701	2,246	2,010	1,177	353	1,949	(34)
		Sep 2024	7,329	2,250	1,924	1,192	426	1,477	60
Gold sold	kg	Sep 2025	5,361	2,258	861	822	262	1,158	—
		Jun 2025	4,811	1,672	1,026	772	199	1,142	—
		Sep 2024	5,386	1,733	1,192	861	311	1,289	—
	oz	Sep 2025	172,360	72,596	27,682	26,428	8,423	37,231	—
		Jun 2025	154,677	53,756	32,987	24,820	6,398	36,716	—
		Sep 2024	173,164	55,717	38,324	27,682	9,999	41,442	—
All-in-sustaining cost[4]	R/kg	Sep 2025	1,385,189	1,267,936	2,119,628	1,397,810	1,988,550	1,045,769	—
		Jun 2025	1,450,218	1,343,301	1,959,064	1,524,611	1,773,869	1,079,685	—
		Sep 2024	1,298,923	1,298,327	1,614,094	1,384,437	1,369,775	931,730	—
All-in-sustaining cost	US$/oz	Sep 2025	2,442	2,236	3,737	2,465	3,506	1,844	—
		Jun 2025	2,466	2,284	3,332	2,593	3,017	1,836	—
		Sep 2024	2,250	2,248	2,795	2,398	2,372	1,614	—
All-in-cost[4]	R/kg	Sep 2025	1,533,483	1,267,936	2,119,628	1,397,810	1,988,550	1,721,071	—
		Jun 2025	1,600,707	1,343,301	1,959,064	1,524,611	1,773,869	1,706,655	—
		Sep 2024	1,360,750	1,298,327	1,614,094	1,384,437	1,369,775	1,145,849	—
All-in-cost	US$/oz	Sep 2025	2,704	2,236	3,737	2,465	3,506	3,035	—
		Jun 2025	2,722	2,284	3,332	2,593	3,017	2,902	—
		Sep 2024	2,357	2,248	2,795	2,398	2,372	1,984	—
Average exchange rates for the quarters ended 30 September 2025, 30 June 2025 and 30 September 2024 was R17.64/US$, R18.29/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at grant date and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      15
ALL-IN COSTS – QUARTERS (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation

Cost of sales, before amortisation and depreciation[1]		Sep 2025	392
		Jun 2025	1,196
		Sep 2024	594
Royalties		Sep 2025	50
		Jun 2025	75
		Sep 2024	57
Community costs		Sep 2025	15
		Jun 2025	23
		Sep 2024	13
Inventory change		Sep 2025	425
		Jun 2025	(374)
		Sep 2024	201
Share-based payments		Sep 2025	5
		Jun 2025	6
		Sep 2024	(2)
Rehabilitation interest and amortisation[2]		Sep 2025	18
		Jun 2025	18
		Sep 2024	24
Leases		Sep 2025	24
		Jun 2025	26
		Sep 2024	26
Sustaining capital expenditure		Sep 2025	11
		Jun 2025	8
		Sep 2024	30
Less: By-product credit		Sep 2025	(70)
		Jun 2025	(113)
		Sep 2024	(55)
Total All-in-sustaining costs[3]		Sep 2025	870
		Jun 2025	865
		Sep 2024	888
Plus: Corporate cost, growth and capital expenditure		Sep 2025	25
		Jun 2025	7
		Sep 2024	2
Total All-in-costs[3]		Sep 2025	895
		Jun 2025	872
		Sep 2024	890
Payable zinc production	kt	Sep 2025	24
		Jun 2025	26
		Sep 2024	27
All-in-sustaining cost[3]	R/tZn	Sep 2025	35,539
		Jun 2025	32,679
		Sep 2024	32,486
	US$/tZn	Sep 2025	2,015
		Jun 2025	1,787
		Sep 2024	1,809
All-in-cost[3]	R/tZn	Sep 2025	36,560
		Jun 2025	32,943
		Sep 2024	32,559
	US$/tZn	Sep 2025	2,073
		Jun 2025	1,801
		Sep 2024	1,813
Average exchange rates for the quarters ended 30 September 2025, 30 June 2025 and 30 September 2024 was R17.64/US$, R18.29/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
2Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
3All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of payable zinc metal produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      16
UNIT OPERATING COST – QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US PGM operations	Total SA PGM operations[2,3]	Rustenburg including Kroondal[3]		Marikana[3]		Plat Mile[3]	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table

Cost of sales, before amortisation and depreciation		Sep 2025	1,259	10,919	5,077	358	5,257		227	926
		Jun 2025	(1,406)	10,309	4,374	337	5,366		232	501
		Sep 2024	2,033	10,514	5,081	361	4,839		233	642
Section 45X credit adjustment[6]		Sep 2025	—	—	—	—	—		—	—
		Jun 2025	2,654	—	—	—	—		—	—
		Sep 2024	(237)	—	—	—	—		—	—
Inventory change		Sep 2025	67	1,220	1,260	(81)	41		—	(229)
		Jun 2025	135	746	1,293	18	(565)		—	186
		Sep 2024	156	984	693	9	282		—	(1)
Less: Chrome cost of sales		Sep 2025	—	(306)	(217)	—	(70)		(19)	—
		Jun 2025	—	(464)	(289)	—	(118)		(57)	—
		Sep 2024	—	(498)	(331)	—	(121)		(46)	—
Less: Purchase cost of PoC		Sep 2025	—	(648)	—	—	(648)		—	—
		Jun 2025	—	(565)	—	—	(565)		—	—
		Sep 2024	—	(609)	—	—	(609)		—	—
Total operating cost excluding third party PoC		Sep 2025	1,326	11,185	6,120	277	4,580		208	697
		Jun 2025	1,383	10,026	5,378	355	4,118		175	687
		Sep 2024	1,952	10,391	5,443	370	4,391		187	641
Tonnes milled/treated	kt	Sep 2025	198	9,973	3,152	1,407	1,760	960	2,694	370
		Jun 2025	181	8,726	2,711	1,322	1,525	841	2,327	375
		Sep 2024	313	9,375	2,831	1,337	1,674	1,043	2,490	375
PGM production excluding third party PoC[4]	4Eoz	Sep 2025	73,171	464,217	255,126	11,731	188,643		8,717	29,646
		Jun 2025	69,133	397,333	212,980	13,176	164,043		7,134	30,796
		Sep 2024	111,976	442,530	223,770	20,465	185,854		12,441	31,408
Operating cost[5]	R/t	Sep 2025	6,706	1,122	1,942	197	1,684		77	1,881
		Jun 2025	7,653	1,149	1,984	269	1,740		75	1,830
		Sep 2024	6,232	1,108	1,923	277	1,616		75	1,710
	US$/t	Sep 2025	380	64	110	11	95		4	107
		Jun 2025	418	63	108	15	95		4	100
		Sep 2024	347	62	107	15	90		4	95
	R/4Eoz - R/2Eoz	Sep 2025	18,122	24,094	23,988	23,613	24,279		23,861	23,511
		Jun 2025	20,006	25,233	25,251	26,943	25,103		24,530	22,308
		Sep 2024	17,431	23,481	24,324	18,080	23,626		15,031	20,409
	US$/4Eoz - US$/2Eoz	Sep 2025	1,027	1,366	1,360	1,339	1,376		1,353	1,333
		Jun 2025	1,094	1,380	1,381	1,473	1,373		1,341	1,220
		Sep 2024	971	1,307	1,354	1,007	1,315		837	1,136
Average exchange rates for the quarters ended 30 September 2025, 30 June 2025 and 30 September 2024 was R17.64/US$, R18.29/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1   The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
underground production, the operation treats various recycling material which is excluded from the statistics shown above. The US Reldan operations cost and performance are also excluded from the above table
2Total SA PGM operations exclude the results of Mimosa (financial and production results), which is equity accounted
3Cost of sales, before amortisation and depreciation for Total SA PGM operations, Rustenburg (including Kroondal), Marikana and Platinum Mile includes the Chrome cost of sales which is excluded for operating unit cost calculation purposes as Chrome production is excluded from the concentrate production
4For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana -
Quarters”
5Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales in a period, by the PGM produced in the same period
6  The US PGM operations’ operating cost for the quarter ended 30 September 2024 were adjusted to include the Section 45X (S45X) Advance Manufacturing Production Credits. During the quarter ended 30 June 2025 the US PGM operations recognised R237 million (US$13 million) which relates to mining costs for the quarter ended 30 September 2024
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      17
UNIT OPERATING COST – QUARTERS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Sep 2025	6,218	4,561	1,657	2,130	—	1,439	15	992	—	489	1,153
		Jun 2025	5,900	4,403	1,497	1,739	—	1,633	67	1,031	—	321	1,109
		Sep 2024	5,915	4,201	1,714	1,675	—	1,452	146	1,074	6	404	1,158
Inventory change		Sep 2025	150	137	13	(45)	—	88	6	94	—	(44)	51
		Jun 2025	117	26	91	148	—	(155)	(25)	33	—	79	37
		Sep 2024	298	252	46	188	—	12	—	52	—	1	45
Total operating cost		Sep 2025	6,368	4,698	1,670	2,085	—	1,527	21	1,086	—	445	1,204
		Jun 2025	6,017	4,429	1,588	1,887	—	1,478	42	1,064	—	400	1,146
		Sep 2024	6,213	4,453	1,760	1,863	—	1,464	146	1,126	6	405	1,203
Tonnes milled/treated	kt	Sep 2025	8,408	864	7,544	296	—	237	74	332	—	989	6,481
		Jun 2025	8,786	774	8,012	282	—	189	130	303	1	1,230	6,651
		Sep 2024	8,995	929	8,066	308	4	289	337	332	16	1,162	6,547
Gold produced	kg	Sep 2025	5,472	4,010	1,462	2,263	—	874	54	873	—	217	1,191
		Jun 2025	4,948	3,469	1,479	1,814	—	884	39	771	—	267	1,173
		Sep 2024	5,582	3,835	1,747	1,869	1	1,079	112	887	3	312	1,319
	oz	Sep 2025	175,929	128,924	47,004	72,757	—	28,100	1,736	28,068	—	6,977	38,292
		Jun 2025	159,082	111,531	47,551	58,321	—	28,421	1,254	24,788	—	8,584	37,713
		Sep 2024	179,465	123,298	56,167	60,090	32	34,691	3,601	28,518	96	10,031	42,407
Operating cost[1]	R/t	Sep 2025	757	5,435	221	7,055	—	6,435	282	3,276	—	450	186
		Jun 2025	685	5,720	198	6,691	—	7,801	323	3,514	—	325	172
		Sep 2024	691	4,794	218	6,047	—	5,063	433	3,397	387	348	184
	US$/t	Sep 2025	43	308	13	400	—	365	16	186	—	26	11
		Jun 2025	37	313	11	366	—	427	18	192	—	18	9
		Sep 2024	38	267	12	337	—	282	24	189	22	19	10
	R/kg	Sep 2025	1,163,743	1,171,571	1,142,271	921,343	—	1,747,140	388,889	1,243,986	—	2,050,691	1,010,915
		Jun 2025	1,216,047	1,276,737	1,073,698	1,040,243	—	1,671,946	1,076,923	1,380,026	—	1,498,127	976,982
		Sep 2024	1,113,042	1,161,147	1,007,441	996,790	—	1,356,812	1,303,571	1,269,448	2,000,000	1,298,077	912,055
	US$/oz	Sep 2025	2,052	2,066	2,014	1,625	—	3,081	686	2,193	—	3,616	1,782
		Jun 2025	2,068	2,171	1,826	1,769	—	2,843	1,831	2,347	—	2,548	1,661
		Sep 2024	1,928	2,011	1,745	1,726	—	2,350	2,258	2,198	3,464	2,248	1,580
Average exchange rates for the quarters ended 30 September 2025, 30 June 2025 and 30 September 2024 was R17.64/US$, R18.29/US$ and R17.96/US$, respectively
Figures may not add as they are rounded independently
1  Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      18
ADJUSTED EBITDA RECONCILIATION – QUARTERS

	Quarter ended 30 Sep 2025													Quarter ended 30 Jun 2025													Quarter ended 30 Sep 2024
	Group	Americas region					Southern Africa (SA) region		European (EU) region		Australian (AUS) region		Group	Group	Americas region					Southern Africa (SA) region		European (EU) region		Australian (AUS) region		Group	Group	Americas region				Southern Africa (SA) region		European (EU) region		Australian (AUS) region		Group
Figures in million - SA rand	Group	Total US operations	Total US PGM	US Under- ground PGM	US Recy- cling	Reldan operations	SA PGM	SA gold	Total EU	Sandouville nickel refinery	Total AUS	Century zinc retreatment operation	Corpo- rate	Group	Total US operations	Total US PGM	US Under- ground PGM	US Recy- cling	Reldan operations	SA PGM	SA gold	Total EU	Sandouville nickel refinery	Total AUS	Century zinc retreatment operation	Corpo- rate	Group	Total US operatio ns	Total US PGM	US Recy- cling	Reldan operations	SA PGM	SA gold	Total EU	Sandouville nickel refinery	Total AUS	Century zinc retreatment operation	Corpo- rate
Profit/(loss) before royalties, carbon tax and tax	4,994	18	8	(193)	201	10	3,453	2,052	(419)	(255)	365	399	(475)	(2,844)	119	(19)	(2,325)	2,306	138	267	2,189	(5,535)	(242)	549	586	(433)	630	(963)	(1,017)	97	54	781	564	190	249	478	512	(420)
Adjusted for:
Amortisation and depreciation	2,592	398	348	347	1	50	1,172	1,019	3	—	—	—	—	2,316	441	391	390	1	50	1,024	848	4	1	—	—	(1)	2,170	371	321	1	50	971	777	10	8	41	41	—
Interest income	(316)	(11)	(10)	(10)	—	(1)	(93)	(133)	(14)	—	(2)	(2)	(63)	(464)	(53)	(49)	(49)	—	(4)	(215)	(164)	—	—	(2)	(2)	(30)	(295)	(59)	(55)	—	(4)	(104)	(122)	(10)	—	—	—	—
Finance expense	1,265	453	442	442	—	11	201	252	25	3	55	51	279	1,366	472	458	458	—	14	246	285	24	3	46	43	293	1,192	455	445	—	10	174	329	75	17	63	59	96
Share-based payments	728	158	147	147	—	11	268	177	94	16	26	26	5	483	99	94	94	—	5	186	119	61	12	15	15	3	65	20	20	—	—	14	34	(1)	1	(2)	(2)	—
Loss/(gain) on financial instruments	757	80	—	—	—	80	66	557	26	—	28	28	—	(222)	(14)	—	—	—	(14)	69	(23)	(178)	—	(97)	(97)	21	(442)	37	—	—	37	(546)	31	61	30	(25)	(25)	—
Loss/(gain) on foreign exchange movements	(11)	14	8	8	—	6	27	(54)	(18)	(20)	10	8	10	(73)	8	2	2	—	6	79	(67)	(111)	(107)	20	19	(2)	33	7	7	—	—	245	(191)	(58)	(10)	6	5	24
Share of results of equity- accounted investees after tax	(251)	2	5	5	—	(3)	(157)	(103)	—	—	—	—	7	466	9	—	—	—	9	563	(110)	—	—	—	—	4	(95)	2	—	—	2	17	(117)	—	—	—	—	3
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	—	—	—	—	—	—	—	—	—	—	—	—	—	(98)	—	—	—	—	—	—	(98)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loss/(gain) on disposal of property, plant and equipment	32	2	2	2	—	—	45	(15)	—	—	—	—	—	(4)	23	23	23	—	—	(10)	(17)	—	—	—	—	—	(30)	1	1	—	—	(11)	(20)	—	—	—	—	—
Impairments/(reversal of impairments)	—	—	—	—	—	—	—	—	—	—	—	—	—	9,666	4,230	4,230	4,230	—	—	64	—	5,372	28	—	—	—	(1)	—	—	—	—	—	—	—	—	(1)	(1)	—
Occupational healthcare expense	—	—	—	—	—	—	—	—	—	—	—	—	—	3	—	—	—	—	—	—	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	2	—	—	—	—	—	—	2	—	—	—	—	—	206	—	—	—	—	—	2	34	170	170	—	—	—	363	264	264	—	—	39	60	—	—	—	—	—
Onerous contract provision	—	—	—	—	—	—	—	—	—	—	—	—	—	(53)	—	—	—	—	—	—	—	(53)	(53)	—	—	—	(493)	—	—	—	—	—	—	(493)	(493)	—	—	—
Lease payments	(65)	(1)	—	—	—	(1)	(21)	(12)	(7)	(5)	(24)	(24)	—	(69)	(2)	(1)	(1)	—	(1)	(24)	(10)	(7)	(5)	(26)	(27)	—	(56)	(1)	(1)	—	—	(14)	(9)	(6)	(5)	(26)	(26)	—
Other non-recurring costs	145	(59)	(169)	(169)	—	110	—	(11)	113	135	—	—	102	285	125	125	125	—	—	—	9	64	64	(58)	(58)	145	271	5	5	—	—	18	11	51	51	2	2	184
Adjusted EBITDA	9,872	1,054	781	579	202	273	4,961	3,731	(197)	(126)	458	486	(135)	10,964	5,457	5,254	2,947	2,307	203	2,251	2,998	(189)	(129)	447	479	—	3,312	139	(10)	98	149	1,584	1,347	(181)	(152)	536	565	(113)
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      19
Non-IFRS measures
Sibanye-Stillwater presents certain non-IFRS figures to provide readers with additional financial information that is regularly reviewed by management to assess the operational performance of the Group and is the responsibility of the Group's Board of Directors. These non-
IFRS measures should not be considered as alternatives to IFRS Accounting Standards measures, including cost of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with
IFRS Accounting Standards, and may not be comparable to similarly titled measures of other companies.
The non-IFRS financial measures discussed in this document are listed below:

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Adjusted EBITDA	Adjusted earnings before interest, tax, depreciation and amortisation, and is reported based on the formula included in Sibanye- Stillwater’s facility agreements for compliance with the debt covenant formula and involves eliminating the effects of various one-time, irregular, and non-recurring items from the standard EBITDA calculation	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	18
All-in sustaining costs (AISC)	Cost of sales before amortisation and depreciation plus additional costs which include community costs, inventory change (PGM operations only), share-based payments, royalties, carbon tax, rehabilitation, leases, ore reserve development (ORD), sustaining capital expenditure and deducting the by-product credit	Developed by the World Gold council for the purpose of the gold mining industry, AISC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	12,13,14,15
All-in costs (AIC)	AISC plus additional costs relating to corporate and major capital expenditure associated with growth	Developed by the World Gold council for the purpose of the gold mining industry, AIC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, after including growth capital, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	12,13,14,15
AISC/AIC per unit	AISC/AIC divided by the total PGM produced/ gold sold/zinc produced (payable)	Developed by the World Gold council for the purpose of the gold mining industry, AISC/AIC per unit provides a metric that aims to reflect the full cost to sustain the production and sale, after including growth capital (AIC), of an ounce/kilogram/tonne of commodity and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	12,13,14,15
Operating costs	The average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilograms) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or PGM 2E and 4E ounces produced in the same period	Report a measure that aims to reflect the operating cost to produce our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	13,16,17
Pro-forma financial information
Certain financial information, including non-IFRS measures, presented in this operating update constitutes pro forma financial information.
The responsibility for preparing and presenting the pro forma financial information for the completeness and accuracy of the pro forma financial information is that of the directors of Sibanye-Stillwater. This pro forma financial information is presented for illustrative purposes only. Because of its nature, the pro forma financial information may not fairly present Sibanye-Stillwater’s financial position, changes in equity, and results of operations or cash flows. This pro forma financial information has not been audited or reviewed or otherwise reported on by Sibanye-Stillwater’s external auditor.
Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      20
ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Dr Richard Stewart (CEO)+
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*^
Prof Jeremiah Vilakazi#
Dr Lindiwe Mthimunye++
Keith Rayner#
Dr Peter Hancock*
Philippe Boisseau*
Richard Menell#
Dr Sindiswa Zilwa*
Dr Terence Nombembe*
Timothy Cumming#
*    Independent non-executive
#  Non-executive
^  Lead independent director
+  Appointed as executive director 1 March 2025 and as CEO 1 October 2025
++  Appointed as independent non-executive director 25 August 2025
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
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AUDITORS
BDO
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South Africa
Tel: +27 11 488 1700
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADSs)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating update | Quarter ended 30 September 2025      21
DISCLAIMER

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”,
“forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying
Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions (including Metallix), as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of
South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-
Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases;
supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions, or maintain required board gender diversity; failure of Sibanye-Stillwater’s information technology, communications and systems, evolving cyber threats to Sibanye-
Stillwater's operations and the impact of cybersecurity incidents or breaches; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics.
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and
Exchange Commission, including the 2024 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2024 on Form 20-F filed with the United States Securities and
Exchange Commission on 25 April 2025 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement
(except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS1 measures
The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted free cash flow, AISC and AIC. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.